Ultradata Systems, Incorporated
                          1240 Dielman Industrial Court
                            St. Louis, Missouri 63132

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August 12, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Attn: Barbara C. Jacobs, Assistant Director
            Division of Corporation Finance

            Perry Hindin, Esq.
            Adam Halper, Esq.

      Re:   Ultradata Systems, Incorporated
            Registration Statement on Form SB-2
            File No. 333-123764
            Amendment No. 4 to Registration Statement filed July 28, 2005

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a telephone conversation with counsel to Ultradata Systems, Incorporated (the "Company") relating to the Registration Statement on Form SB-2 (the "Registration Statement"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 5 to the Company's Registration Statement.

1. The Staff requested that our counsel amend their legal opinion to opine on the correct number of shares being registered in the offering.

      Response

      Our counsel has amended its opinion to opine on the 36,000,000 shares of common stock issuable upon conversion of debentures and 300,000 shares of common stock issuance upon exercise of warrants being sold pursuant to the Registration Statement.

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Securities and Exchange Commission
August 12, 2005
Page 2 of 2


2. The Staff requested additional disclosure regarding our purchase orders with DMD, LLC, QVC and Kohl's, specifically, whether the purchase orders were cancelable, and if so, by whom.

      Response

We have revised our disclosure to state that the purchase orders for Kohl's and QVC cannot be cancelled unless we do not deliver the products to them by the scheduled delivery dates of September 17, 2005 and October 18, 2005, respectively. In addition, the purchase order from DMD has been fulfilled and DMD has delivered their products to Wal-Mart. Products delivered pursuant to purchase orders can always be returned if defective. In addition, QVC retains the right to return unsold units as a condition of using their TV home shopping network. In eleven years of doing business with QVC, we have never experienced a significant level of returns. We do not expect the amount of returns to have a material impact on our financial position.

3. The Staff requested that we provide additional disclosure regarding our marketing and selling expenses, including a comparison on the dollar amount of expenses for the latest quarter compared to the same quarter in 2004.

      Response

      We have revised our disclosure to indicate that our marketing and selling expenses have increased and are anticipated to increase in the future. We have indicated that for the quarter ended June 30, 2005, our marketing and selling expenses were $125,620, an increase of 16% compared to the same quarter in 2004, when our expenses were $108,272. In addition, we provided additional disclosure discussing the additional expenses we expect to incur in the near future, including expenses for the purchase of the television air time on various channels as well as to hire live operators for handling the 800-number calls for orders, for which we have engaged Koeppel Direct for media strategy and purchasing and LiveOps for the telephone operators.

      We trust that the foregoing appropriately addresses the issues raised in your telephone conversation with our counsel. Thank you in advance for your prompt review and assistance.

                                   Very truly yours,

                                   /s/ MONTE ROSS
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                                   Monte Ross
                                   Chief Executive Officer